UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on ALVARION AND ACCTON FORM COMPANY TO DEVELOP MASS MARKET CONSUMER DEVICES FOR WIMAX dated January 8, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

           ALVARION LTD.

Date: January 8th, 2007                      By: /s/ Dafna Gruber
           Name: Dafna Gruber
                           Title:   CFO

EXHIBIT 1
Contacts
Dafna Gruber, CFO            Carmen Deville
+972 3 645 6252               +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com    carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION AND ACCTON FORM COMPANY TO
DEVELOP MASS MARKET CONSUMER DEVICES FOR
WIMAX

Accton Wireless Broadband To Supply Carriers, Service Providers And
Other WiMAX Equipment Manufacturers Worldwide

Tel Aviv, Israel and Taiwan, 08 January, 2007 — Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of wireless broadband and WiMAX solutions, and Accton Technology Corporation (TAIEX: 2345), the Asian provider of networking and communications equipment, today announced that together they have formed Accton Wireless Broadband (AWB)—a new company based in Taiwan—to develop mass market WiMAX consumer electronics devices in order to complement Alvarion’s WiMAX offerings while facilitating the transition of WiMAX and Personal Broadband services to worldwide availability.

AWB will be an innovative, fast-moving organization designing and developing high volume customer premises equipments (CPEs) and other end user devices based on the 802.16e-2005 WiMAX specifications, or what is commonly referred to as mobile WiMAX. AWB will sell its devices to Alvarion to be part of its Open WiMAX solution 4Motion which uses Best of Breed systems, as well as other broadband wireless systems and solutions vendors to be delivered as part of their offerings to carriers, service providers, and end-users worldwide.

Mass market consumer devices connecting to Open WiMAX™ networks will be the standard technology for business and personal users to access media centric Personal Broadband telecommunications services including voice, video, and data offerings. And this cooperation augments Alvarion’s 4Motion™ Open WiMAX solution to include a wide variety of industry-standard, WiMAX enabled devices and customer-premise equipment while significantly enhancing the number and types of self-installable and outdoor WiMAX CPEs.

“This is a great opportunity to partner with one of the biggest broadband wireless companies in the world,” said A.J. Huang, CEO of Accton Group. “The combination of Alvarion’s market leading core technology and long deployment history with Accton’s research and development capabilities in wireless OEM products will greatly accelerate the introduction of next generation wireless broadband consumer products with advanced features. We are extremely pleased to have the opportunity to work with Alvarion in creating AWB, and in driving it to being a leading company in WiMAX end user devices.”

With the formation of AWB, Accton is leveraging its IP networking and communications equipment experience, high-volume, cost-effective manufacturing, and vast working knowledge of using strategic partnerships to design, develop and manufacture innovative, leading-edge products. Alvarion is contributing its experience from helping to lead the development of the WiMAX specification and the development of its own WiMAX products from the beginnings of the industry, in addition to its current position as the world’s leading vendor of WiMAX equipment. Initially, AWB will concentrate on the production of PCMCIA cards, indoor self-installable, and outdoor Residential Gateways with an expected release date in Q2 of 2007.

“Alvarion’s core WiMAX expertise and experience, and strong sales channels combined with Accton’s experience in consumer electronics, innovation, and creativity will propel AWB to becoming a world-class supplier of WiMAX devices and CPEs,” said Tzvika Friedman, chief executive officer of Alvarion. “In addition, AWB allows Alvarion to economically expand its leadership in WiMAX CPEs as it transitions to a mass market, offering a wider variety of innovative end user devices to our customers. And it is a strategic element of our 4Motion Open WiMAX solution, as we continue to focus on building all the element of the 4Motion solution. ”

According to a recent Maravedis market research, the WiMAX and proprietary CPE equipment market will reach an annual US$3.7 billion in 2012, rising from US$490 million in 2006.

A catalyst for this venture is M-Taiwan, a government initiative to create a mobile 'Ubiquitous Network' and provide e-services throughout Taiwan. "The establishment of this promising AWB joint venture is an important industry endorsement of the M-Taiwan initiative," said Ho Mei-Yueh, Minister without portfolio, Taiwan Executive Yuan. "The winning combination of Alvarion, the worldwide WiMAX leader, and Accton, a leading IP device vendor in Asia, is strategic for the WiMAX industry in creating strong synergies to advance the creation of a worldwide WiMAX ecosystem while being something that benefits Taiwan overall.”

About Acton Technology Corporation

Accton Technology Corporation (TAIEX: 2345) is a global premier provider of networking and communications solutions for top tier networking, computer, and telecommunications vendors. Leveraging its advanced software applications and state-of-the-art ASIC, Accton collaborates with its strategic partners to design, develop and manufacture innovative, leading-edge technologies. The company’s constantly-evolving core technology, highly-qualified employees and aggressive cost engineering make it possible for Accton to deliver superior products that are as affordable as they are robust. For more information about Accton and its subsidiaries, visit www.accton.com.

About Alvarion
With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company supplies solutions in both developed and developing countries.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.